Agora, Inc. Reports Fourth Quarter and Fiscal Year 2025 Financial Results

SANTA CLARA, Calif., March 2, 2026 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

“We are pleased to report our fifth consecutive quarter of GAAP profitability, marking our first full year of profitability since 2018, driven by sustained double-digit revenue growth,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Our platform's scalability was validated during a high-profile Super Bowl live shopping event, where we streamed full HD video to nearly 600,000 peak concurrent viewers worldwide while enabling their interactions at sub-second latency. We are also seeing rapid adoption of our Conversational AI engine; since its launch in March 2025, usage has more than doubled each quarter. We started 2026 with strong reception of our conversational AI solutions for Physical AI at CES in January, highlighted by our leading vision and motion control capabilities, and we remain focused on driving revenue growth and advancing conversational AI innovation throughout 2026.”

Fourth Quarter 2025 Highlights

•
Total revenues for the quarter were $38.2 million, an increase of 10.7% from $34.5 million in the fourth quarter of 2024.
•
Agora: $19.9 million for the quarter, an increase of 14.4% from $17.4 million in the fourth quarter of 2024.
•
Shengwang: RMB129.2 million ($18.3 million) for the quarter, an increase of 5.7% from RMB122.2 million ($17.1 million) in the fourth quarter of 2024.
•
Active Customers
•
Agora: 2,085 as of December 31, 2025, an increase of 21.0% from 1,723 as of December 31, 2024.
•
Shengwang: 1,876 as of December 31, 2025, a decrease of 5.2% from 1,979 as of December 31, 2024.
•
Dollar-Based Net Retention Rate
•
Agora: 109% for the trailing 12-month period ended December 31, 2025.
•
Shengwang: 89% for the trailing 12-month period ended December 31, 2025.
•
Net income for the quarter was $4.9 million, compared to $0.2 million in the fourth quarter of 2024.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of December 31, 2025 was $374.9 million.
•
Net cash provided by operating activities for the quarter was $9.3 million, compared to $4.5 million in the fourth quarter of 2024.

Fiscal Year 2025 Highlights

•
Total revenues in 2025 were $141.1 million, an increase of 5.9% from $133.3 million in 2024, which included revenue from certain end-of-sale products of $6.6 million.

•
Agora: $74.9 million in 2025, an increase of 16.1% from $64.5 million in 2024.
•
Shengwang: RMB472.7 million ($66.2 million) in 2025, a decrease of 3.5% from RMB489.6 million ($68.8 million) in 2024. Certain end-of-sale products generated revenue of nil for the year and RMB47.4 million ($6.6 million) in 2024.
•
Net income in 2025 was $9.5 million, compared to net loss of $42.7 million in 2024.
•
Net cash provided by operating activities in 2025 was $27.2 million, compared to net cash used in operating activities of $14.1 million in 2024.

Fourth Quarter 2025 Financial Results

Revenues

Total revenues were $38.2 million in the fourth quarter of 2025, an increase of 10.7% from $34.5 million in the same period last year. Revenues of Agora were $19.9 million in the fourth quarter of 2025, an increase of 14.4% from $17.4 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB129.2 million ($18.3 million) in the fourth quarter of 2025, an increase of 5.7% from RMB122.2 million ($17.1 million) in the same period last year, primarily due to increase in revenues from certain sectors such as social and entertainment and Internet of Things.

Cost of Revenues

Cost of revenues was $13.3 million in the fourth quarter of 2025, an increase of 15.8% from $11.5 million in the same period last year, primarily due to the increase in bandwidth usage, co-location costs and AI-related costs.

Gross Profit and Gross Margin

Gross profit was $24.8 million in the fourth quarter of 2025, an increase of 8.2% from $22.9 million in the same period last year. Gross margin was 65.1% in the fourth quarter of 2025, a decrease of 1.5% from 66.6% in the same period last year, mainly due to product mix change.

Operating Expenses

Operating expenses were $26.1 million in the fourth quarter of 2025, a decrease of 8.3% from $28.5 million in the same period last year.

•
Research and development expenses were $13.6 million in the fourth quarter of 2025, a decrease of 7.7% from $14.8 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.2 million in the fourth quarter of 2024 to $0.2 million in the fourth quarter of 2025.
•
Sales and marketing expenses were $7.1 million in the fourth quarter of 2025, a decrease of 2.1% from $7.3 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.

•
General and administrative expenses were $5.4 million in the fourth quarter of 2025, a decrease of 16.5% from $6.4 million in the same period last year, primarily due to a decrease in allowance for current expected credit loss, mainly as a result of improved customer credit conditions and collection outcomes.

Loss from Operations

Loss from operations was $1.0 million in the fourth quarter of 2025, compared to $4.9 million in the same period last year.

Interest Income

Interest income was $3.9 million in the fourth quarter of 2025, compared to $3.7 million in 2024, primarily due to the increase in the average balance of cash, cash equivalents and long-term bank deposits.

Net Income

Net income was $4.9 million in the fourth quarter of 2025, compared to $0.2 million in the same period last year.

Net Income per American Depositary Share attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.05 in the fourth quarter of 2025, compared to basic and diluted net income per ADS of $0.002 in the same period last year.

Fiscal Year 2025 Financial Results

Revenues

Total revenues in 2025 were $141.1 million, an increase of 5.9% from $133.3 million in 2024. Revenues of Agora were $74.9 million in 2025, an increase of 16.1% from $64.5 million in 2024, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB472.7 million ($66.2 million) in 2025, a decrease of 3.5% from RMB489.6 million ($68.8 million) in 2024, primarily due to a decrease in revenues of RMB 47.4 million ($6.6 million) due to the end-of-sale of certain products, which was offset partially by the increase in revenues from certain sectors such as social and entertainment and Internet of Things.

Cost of Revenues

Cost of revenues in 2025 was $47.4 million, a decrease of 0.9% from $47.8 million in 2024, primarily due to the end-of-sale of certain products, which was offset partially by the increase in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit in 2025 was $93.7 million, an increase of 9.6% from $85.4 million in 2024. Gross margin in 2025 was 66.4%, an increase of 2.3% from 64.1% in 2024 mainly due to the end-of-sale of certain low-margin product.

Operating Expenses

1 One ADS represents four Class A ordinary shares.

Operating expenses in 2025 were $104.5 million, a decrease of 25.5% from $140.3 million in 2024.

•
Research and development expenses in 2025 were $55.5 million, a decrease of 31.0% from $80.3 million in 2024, primarily due a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $17.1 million in 2024 to $3.3 million in 2025.
•
Sales and marketing expenses in 2025 were $26.4 million, a decrease of 3.2% from $27.2 million in 2024, primarily due to a decrease in personnel costs as the Company optimized its global workforce.
•
General and administrative expenses in 2025 were $22.7 million, a decrease of 30.8% from $32.8 million in 2024, primarily due to a decrease in personnel costs as the Company optimized its global workforce, as well as a decrease in allowance for current expected credit loss, mainly as a result of improved customer credit conditions and collection outcomes.

Loss from Operations

Loss from operations in 2025 was $9.4 million, compared to $53.3 million in 2024.

Interest Income

Interest income in 2025 was $15.1 million, compared to $16.9 million in 2024, primarily due to the decrease in average interest rate.

Investment Income (Loss)

Investment income in 2025 was $1.5 million, compared to investment loss of $3.3 million in 2024, primarily due to the increase in fair value of an equity investment of $2.3 million in 2025, compared to a decrease of $5.0 million in 2024.

Other income

Other income in 2025 was $1.2 million, compared to $0.8 million in 2024, primarily due to the increase of income of incentive payments from a depositary bank.

Net Income (Loss)

Net income in 2025 was $9.5 million, compared to net loss of $42.7 million in 2024.

Net Income (Loss) per ADS attributable to ordinary shareholders

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were $0.10 in 2025, compared to basic and diluted net loss per ADS of $0.46 in 2024.

Share Repurchase Program

During the three months ended December 31, 2025, the Company repurchased approximately 12.0 million of its Class A ordinary shares (equivalent to approximately 3.0 million ADSs) for approximately US$11.1 million under its share repurchase program, representing 5.5% of its US$200 million share repurchase program.

As of December 31, 2025, the Company had repurchased approximately 162.2 million of its Class A ordinary shares (equivalent to approximately 40.5 million ADSs) for approximately US$143.1 million under its share repurchase program, representing 71.6% of its US$200 million share repurchase program.

As of December 31, 2025, the Company had 349.3 million ordinary shares (equivalent to approximately 87.3 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The board of directors has authorized an extension of the existing share repurchase program through February 28, 2027, with all other terms remaining unchanged.

Financial Outlook

Based on currently available information, the Company expects total revenues for the first quarter of 2026 to be between $36 million and $37 million, representing year-over-year growth of 8.1% to 11.1%. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on March 2, 2026. Details for the conference call are as follows:

Event title: Agora, Inc. 4Q 2025 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/9jcg52bq

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BI50cb6a6dcafc4d2b905d0fed1148e037

Please visit the Company’s investor relations website at https://investor.agora.io on March 2, 2026 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent divisions, under Agora brand and Shengwang brand.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	75,446	27,083
Short-term bank deposits	84,460	168,327
Short-term financial products issued by banks	55,000	71,464
Short-term investments	4,583	2,787
Restricted cash	200	3,745
Accounts receivable, net	24,867	30,952
Prepayments and other current assets	14,590	22,593
Contract assets	123	1,099
Held-for-sale assets	831	-
Total current assets	260,100	328,050
Property and equipment, net	3,947	4,680
Construction in progress in relation to the headquarters project	84,239	44,486
Operating lease right-of-use assets	2,145	3,866
Intangible assets	96	611
Long-term bank deposits	160,001	35,500
Long-term financial products issued by banks	-	61,400
Long-term investments	29,182	40,710
Land use right, net	161,591	161,395
Other non-current assets	19,798	18,956
Total assets	721,099	699,654
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9,638	12,965
Advances from customers	7,906	8,738
Taxes payable	696	2,210
Current operating lease liabilities	1,521	1,749
Payables for construction costs	16,607	12,834
Accrued expenses and other current liabilities	20,417	19,839
Total current liabilities	56,785	58,335
Long-term payable	3	1
Long-term operating lease liabilities	399	1,922
Deferred tax liabilities	12	92
Long-term borrowings in relation to the headquarters project	80,420	46,469
Advance in relation to the headquarters project	20,632	20,174
Total liabilities	158,251	126,993
Shareholders’ equity:
Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,145,126	1,144,238
Treasury shares, at cost	(95,238)	(72,739)
Accumulated other comprehensive loss	(9,987)	(12,257)
Accumulated deficit	(477,100)	(486,628)

Total shareholders’ equity	562,848	572,661
Total liabilities and shareholders’ equity	721,099	699,654

Agora, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Real-time engagement service revenues	36,799	31,908	137,971	127,624
Real-time engagement on-premise solution and other revenues	1,356	2,545	3,086	5,632
Total revenues	38,155	34,453	141,057	133,256
Cost of revenues	13,327	11,505	47,393	47,809
Gross profit	24,828	22,948	93,664	85,447
Operating expenses:
Research and development	13,648	14,793	55,459	80,344
Sales and marketing	7,123	7,276	26,352	27,220
General and administrative	5,364	6,423	22,670	32,772
Total operating expenses	26,135	28,492	104,481	140,336
Other operating income	328	664	1,407	1,578
Loss from operations	(979)	(4,880)	(9,410)	(53,311)
Exchange gain	891	60	1,623	168
Interest income	3,858	3,697	15,051	16,941
Interest expense	(14)	(2)	(36)	(253)
Investment income (loss)	319	705	1,457	(3,328)
Other income	1,198	793	1,198	793
Income (loss) before income taxes	5,273	373	9,883	(38,990)
Income taxes	(131)	(109)	(323)	(258)
Loss from equity in affiliates	(224)	(106)	(32)	(3,479)
Net income (loss)	4,918	158	9,528	(42,727)
Net income (loss) attributable to ordinary shareholders	4,918	158	9,528	(42,727)
Other comprehensive income (loss):
Foreign currency translation adjustments	981	(4,350)	2,270	(2,230)
Total comprehensive income (loss) attributable to ordinary shareholders	5,899	(4,192)	11,798	(44,957)

Net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	0.05	0.002	0.10	(0.46)
Diluted	0.05	0.002	0.10	(0.46)
Weighted-average shares used in computing net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	358,571,676	375,058,357	367,898,081	373,122,317
Diluted	387,890,498	402,004,818	395,420,348	373,122,317

Share-based compensation expenses included in:
Cost of revenues	(9)	28	82	212
Research and development expenses	193	1,176	3,274	17,062

Sales and marketing expenses	43	(60)	694	778
General and administrative expenses	585	353	1,514	4,685

Agora, Inc.

Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income (loss)	4,918	158	9,528	(42,727)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expenses	812	1,497	5,564	22,737
Allowance for current expected credit losses	164	1,465	4,031	8,728
Depreciation of property and equipment	415	733	2,008	3,459
Amortization of intangible assets	126	130	515	663
Amortization of land use right	861	851	3,413	3,423
Deferred tax expense	(19)	(20)	(81)	(102)
Amortization of right-of-use asset and interest on lease liabilities	455	541	2,060	2,576
Investment (income) loss	(319)	(705)	(1,457)	3,328
Loss from equity in affiliates	224	106	32	3,479
Loss (gain) on disposal of property and equipment	3	(25)	8	(9)
Changes in assets and liabilities:
Accounts receivable	(7)	4,371	2,406	(5,047)
Contract assets	-	-	978	(67)
Prepayments and other current assets	(2,716)	(1,764)	7,623	(13,893)
Other non-current assets	1,606	(813)	(2,723)	5,855
Accounts payable	(1,052)	(2,290)	(3,117)	(248)
Advances from customers	143	755	(970)	1,071
Taxes payable	(493)	565	(1,532)	1,326
Operating lease liabilities	(665)	(559)	(2,163)	(2,878)
Deferred income	78	-	252	62
Accrued expenses and other liabilities	4,744	(461)	858	(5,865)
Net cash provided by (used in) operating activities	9,278	4,535	27,233	(14,129)
Cash flows from investing activities:
Purchase of property and equipment	(416)	(249)	(1,701)	(2,546)
Purchase of short-term bank deposits	(10,035)	(25,200)	(60,963)	(68,300)
Purchase of short-term financial products issued by banks	-	-	(65,348)	(70,391)
Proceeds from maturity of short-term bank deposits	5,077	18,779	204,334	130,020
Proceeds from maturity of short-term financial products issued by banks	10,129	35,884	144,923	105,395
Proceeds from sales of short-term investments	274	235	514	235
Proceeds from dividends of short-term investments	-	-	110	-
Purchase of long-term bank deposits	(10,000)	(15,000)	(184,001)	(35,500)
Purchase of long-term financial products issued by banks	-	(20,000)	-	(61,400)
Purchase of long-term investments	-	-	-	(562)
Purchase of construction in progress for the headquarters project	(5,866)	(13,353)	(31,914)	(35,248)
Disposal of property and equipment	7	35	41	93
Cash received for business disposal	2,909	-	7,319	-

Cash received from disposal of long-term investments	-	-	-	155
Net cash (used in) provided by investing activities	(7,921)	(18,869)	13,314	(38,049)
Cash flows from financing activities:
Proceeds from long-term borrowings	5,872	13,613	32,375	35,790
Proceeds from exercise of employees’ share options	73	303	609	853
Payment of financing cost	(273)	-	(273)	-
Deposit received in relation to headquarters project	-	1,128	-	20,408
Repurchase of Class A ordinary shares	(10,869)	(1,390)	(27,719)	(11,057)
Net cash (used in) provided by financing activities	(5,197)	13,654	4,992	45,994
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(495)	(840)	(721)	(162)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,335)	(1,520)	44,818	(6,346)
Cash, cash equivalents and restricted cash at beginning of period *	79,981	32,348	30,828	37,174
Cash, cash equivalents and restricted cash at end of period **	75,646	30,828	75,646	30,828
Supplemental disclosure of cash flow information:
Income taxes paid	58	52	233	185
Cash payments included in the measurement of operating lease liabilities	665	559	2,163	2,878
Right-of-use assets obtained in exchange for operating lease obligations	-	-	90	2,325
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	13	275	35	417
Payables for financing cost	1,762	-	1,762	-
Payables for property and equipment	31	398	31	398
Payables for construction in progress in relation to the headquarters project	7,418	8,975	16,607	12,834
Payables for treasury shares, at cost	326	83	326	83
* includes restricted cash balance	200	230	3,745	280
** includes restricted cash balance	200	3,745	200	3,745